May 12, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: RiverSource Life Insurance Co. of New York ("Company") on behalf of RiverSource of New York Variable Annuity Account 2 ("Registrant")
    Post-Effective Amendment No. 7 on Form N-4 ("Amandment No. 7") File Nos. 333-139764 and 811-07511
       RiverSource(R) Innovations Select Variable Annuity

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No.7 ("Amendment No. 7") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). This Amendment No.7 supplements prospectus for RiverSource(R) Innovations Select Variable Annuity by adding new Single and Joint Guaranteed Lifetime Withdrawal living benefit rider - SecureSource Stages NY rider.

On behalf of Registrant, Company is filing Post-Effective Amendment No. 76("Amendment No. 7") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement the prospectus for RiverSource Innovations Select Variable Annuity. The supplement discloses enhanced version of the guaranteed lifetime withdrawal benefit riders - SecureSource Stages NYSM riders, which will be offered for contracts purchased on or after July 19, 2010.

The Prospectus and combined Statement of Additional Information relating to the above-listed variable annuity filed with Registrant's Post-Effective Amendment No.6 to Registration Statement No.333-139764 on or about April 28, 2010 are incorporated by reference to this Amendment No. 7.

If you have any questions regarding this filing, please contact me at (612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
--------------------------------------
Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary